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                                                                                                                SEC USE ONLY

                                                                                                             -----------------------
                                                                                                             DOCUMENT SEQUENCE NO.
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549                                                          -----------------------
                                                                                                             CUSIP NUMBER

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES

                PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                                        -----------------------
                                                                                                             WORK LOCATION

ATTENTION:     Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

                                                                                                             -----------------------

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1(a) NAME OF ISSUER (Please type or print)      (b) IRS IDENT. NO.               (c) S.E.C. FILE NO.
 U.S. Geothermal Inc.                               84-1472231                       333-117287

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1(d) ADDRESS OF ISSUER      STREET                          CITY           STATE           ZIP CODE    (e) TELEPHONE NO.
                                                                                                        -----------   --------------
                                                                                                         AREA CODE       NUMBER

 1509 Tyrell Lane, Suite B                                 Boise          ID              83706            208         424-1027
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT                    (b) RELATIONSHIP       (c) ADDRESS           CITY          STATE   ZIP CODE
     THE SECURITIES ARE TO BE SOLD                           TO ISSUER              STREET

S.A.C. Capital Associates, LLC                                N/A               P.O. Box 58,
                                                                                Victoria House      The Valley       Anguilla, BWI
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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File
              Number.
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3(a)                   (b)                                     SEC USE ONLY     (c)                       (d)

                                                             ---------------
  Title of the           Name and Address of Each Broker
    Class of           Through Whom the Securities are to                       Number of Shares or
 Securities To           be Offered or Each Market Maker      Broker-Dealer     Other Units To Be Sold     Aggregate Market Value
    Be Sold              who is Acquiring the Securities       File Number      (See instr. 3(c))          (See instr. (3(d))
----------------       ------------------------------------  ---------------    ---------------------      -----------------------

Common Stock,            Canaccord Adams Inc.                                         533,600                  USD$1,520,226.40
par value $0.001         BCE Place, 161 Bay Street,
per share                Suite 3000, PO Box 516
                         Toronto, Ontario, M5J 2S1, Canada
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[CONTINUATION OF THE ABOVE CHART]
(e)                       (f)                         (g)

  Number of Shares           Approximate Date
   or Other Units                of Sale                  Name of Each
     Outstanding            (See instr. (3(f))         Securities Exchange
 (See instr. (3(e))            (M0. DAY YR.)            (See instr. (3(g))
--------------------       ---------------------       --------------------

   53,364,695              Commencing on or            Toronto Stock Exchange
                           after 10/3/07
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INSTRUCTIONS:

1. (a) Name of issuer                                             3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number                         (b) Name and address of each broker through whom the securities
   (c) Issuer's S.E.C. file number, if any                               are intended to be sold
   (d) Issuer's address, including zip code                          (c) Number of shares or other units to be sold (if debt
   (e) Issuer's telephone number, including area code                    securities, give the aggregate face amount)
                                                                     (d) Aggregate market value of the securities to be sold as of
2. (a) Name of person for whose account the securities                   a specified date within 10 days prior to the filing of
       are to be sold                                                    this notice
   (b) Such person's relationship to the issuer (e.g.,               (e) Number of shares or other units of the class outstanding,
       officer, 10% stockholder, or member of immediate                  or if debt securities the face amount thereof outstanding,
       family of any of the foregoing)                                   as shown by the most recent report or statement published
   (c) Such person's address, including zip code                         by the issuer
                                                                     (f) Approximate date on which the securities are to be sold
                                                                     (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                  Potential persons who are to respond to the collection of information contained in this form are
                       not required to respond unless the form displays a currently valid OMB control number.       SEC 1147 (08-07)

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                        TABLE I -- SECURITIES TO BE SOLD

                   Furnish the following information with respect to the
              acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

----------------  ---------   -------------------------       -------------------   ------------  -------------   -----------------
                                                              Name of Person from
                                     Nature of                Whom Acquired          Amount of
Title of          Date you           Acquisition              (If gift, also give    Securities      Date of
the Class         Acquired           Transaction              date donor acquired)    Acquired       Payment      Nature of Payment
----------------  ---------   -------------------------       -------------------   ------------  -------------   -----------------
Common Stock,     4/3/2006      Private placement             Issuer (U.S.          N/A             4/3/2006           Cash
par value $0.001                transaction                   Geothermal Inc.)
per share

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INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

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              TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

              Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

--------------------------------------------  -------------------------------   ---------------  -------------------  --------------
                                                                                                     Amount of
       Name and Address of Seller                 Title of Securities Sold       Date of Sale      Securities Sold    Gross Proceeds
--------------------------------------------  -------------------------------   ---------------  -------------------  --------------
S.A.C. Capital Associates, LLC                Common Stock, par value $0.001       9/24/2007          21,500          CAD$62,995.00
P.O. Box 58, Victoria House, The Valley,      per share
Anguilla, BWI

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REMARKS:



INSTRUCTIONS:                                                                   ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.                    The person for whose account the securities to
Information is to be given not only as the person for whose account the         be sold hereby represents by signing this notice
securities are to be sold but also as to all other persons included in          that he does not know any material adverse
that definition.  In addition, information shall be given as to sales           information in regard to the current and prospective
by all persons whose sales are required by paragraph (e) of Rule 144 to be      operations of the Issuer of the securities to be
aggregated with sales for the account of person filing this notice.             sold which has not been publicly disclosed.


                                                                                S.A.C. Capital Associates, LLC
                                                                                By:  S.A.C. Capital Advisors, LLC
                            10/3/07                                             /s/ Peter Nussbaum - Authorized Person
          ---------------------------------------------                    -----------------------------------------------
                         DATE OF NOTICE                                                      (SIGNATURE)

         The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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        ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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